Exhibit 99.1

HEXO Corp. Announces Receipt of Interim Order in Respect of Arrangement With Tilray Brands, Inc.

GATINEAU, Québec--(BUSINESS WIRE)--May 10, 2023--HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) (“HEXO” or the "Company") is pleased to announce that in connection with its previously announced arrangement agreement with Tilray Brands, Inc. (“Tilray”) for a transaction whereby Tilray has agreed to acquire all of the issued and outstanding common shares of the Company by way of court-approved plan of arrangement (the “Arrangement”), HEXO has obtained an interim order from the Ontario Superior Court of Justice (Commercial List) providing for, among other things, the holding of a special meeting (the “Special Meeting”) of the holders of common shares of HEXO (the “Shareholders”) to approve the Arrangement under the Business Corporations Act (Ontario). The Special Meeting is scheduled to be held on June 14, 2023 at 10 a.m. (Eastern Time) and the record date for determining Shareholders entitled to receive notice of and vote at the Special Meeting has been fixed as the close of business on May 5, 2023.

The Company expects that the management information circular and related materials in respect of the Special Meeting will be mailed to Shareholders and will be filed and available under HEXO’s profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) in the coming days. The management information circular and related materials will provide details of the Special Meeting and how Shareholders or their duly appointed proxyholders can attend, access and participate in the Special Meeting.

The completion of the Arrangement is subject to certain conditions, including the receipt of the requisite approval from the Shareholders, the final approval (the "Final Order") of the Ontario Superior Court of Justice (Commercial List) at an application which is scheduled for June 19, 2023, and other closing conditions customary in transactions of this nature. If all necessary approvals are obtained and the conditions to the completion of the Arrangement are satisfied or waived, it is currently anticipated that the Arrangement will be completed before the end of June, 2023.

About HEXO Corp.

HEXO is an award-winning licensed producer of premium products for the global cannabis market. HEXO delivers a thoughtfully curated portfolio of both recreational and therapeutic cannabis products that inspire customer loyalty. HEXO’s brands include HEXO, Redecan, Original Stash, Bake Sale and T 2.0, as well as medical cannabis products.

HEXO’s world-class Canadian grow sites are unmatched in size, technological advantage and yield of high-quality cannabis, driving innovation through every step of the process. HEXO operates three major grow sites in Ontario and Québec, including one of the largest growth facilities in North America. HEXO Corp. is a publicly traded company under the tickers (TSX: HEXO) and (NASDAQ: HEXO).

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“Forward-Looking Statements”). Forward-Looking Statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements with respect to the Arrangement, including the expected timing of closing and various steps to be completed in connection with the Arrangement, and other statements that are not historical facts.

Forward-Looking Statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements. There can be no assurance that such Forward-Looking Statements will prove to be accurate. Such Forward-Looking Statements are based on numerous assumptions, including assumptions regarding the ability to complete the Arrangement on the contemplated terms, that the conditions precedent to closing of the Arrangement can be satisfied, and assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company operates.

Although the Company believes that the Forward-Looking Statements in this news release are based on certain expectations and assumptions that are current, reasonable and complete, these statements are by their nature subject to a number of known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from management’s expectations and plans as set forth in such Forward-Looking Statements, including, without limitation, the following factors, many of which are beyond the Company’s control and the effects of which can be difficult to predict: (a) the possibility that the Arrangement will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all due to a failure to obtain or satisfy, in a timely manner or otherwise, required shareholder and regulatory approvals and other conditions of closing necessary to complete the Arrangement or for other reasons; (b) the possibility of adverse reactions or changes in business relationships resulting from the announcement or completion of the Arrangement; (c) risks relating to the retention of key personnel during the interim period; (d) the possibility of litigation relating to the Arrangement; (e) risks related to the diversion of management’s attention from the Company’s ongoing business operations; and (f) other risks inherent to the Company’s business and/or factors beyond its control which could have a material adverse effect on the Company or the ability to consummate the Arrangement.

Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these Forward-Looking Statements. Important factors that could cause actual results to differ from these Forward-Looking Statements are included in the “Risk Factors” section of the Company’s Annual Information Form, as supplemented by the “Risks and Uncertainties” section of the Company’s Management Discussion and Analysis for the three and six months ended January 31, 2023 (“Q2 2023 MD&A”).

Readers are further cautioned that the lists of factors enumerated in the Risk Factors section of the Company’s Annual Information Form and the “Risks and Uncertainties” section of the Q2 2023 MD&A that may affect future results are not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and potential events and should not rely on the Company’s Forward-Looking Statements to make decisions with respect to the Company. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

Contacts

For media or investor inquiries:
invest@hexo.com